UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Financial Information Jan-Mar/2022 —

1

B3: PETR3 (ON) | PETR4 (PN)

NYSE: PBR (ON) | PBRA (PN)

www.petrobras.com.br/ir

petroinvest@petrobras.com.br

+ 55 21 3224-1510

Disclaimer

This presentation contains some financial indicators that are not recognized by GAAP or the IFRS. The indicators presented herein do not have standardized meanings and may not be comparable to indicators with a similar description used by others. We provide these indicators because we use them as measures of company performance and liquidity; they should not be considered in isolation or as a substitute for other financial metrics that have been disclosed in accordance with IFRS. See definitions of EBITDA, Adjusted EBITDA, LTM Adjusted EBITDA, Adjusted Cash and Cash Equivalents, Net Debt, Gross Debt, Free Cash Flow, and Leverage in the Glossary and their reconciliations in the sections Liquidity and Capital Resources, Reconciliation of LTM Adjusted EBITDA, Gross Debt/LTM Adjusted EBITDA and Net Debt/LTM Adjusted EBITDA metrics and Consolidated Debt.

2

TABLE OF CONTENTS

CONSOLIDATED RESULTS
Key Financial Information	4
Sales Revenues	4
Cost of Sales	5
Income (Expenses)	5
Net finance income (expense)	6
Income tax expenses	6
Net Income attributable to shareholders of Petrobras	6

CAPITAL EXPENDITURES (CAPEX)	7

LIQUIDITY AND CAPITAL RESOURCES	8

CONSOLIDATED DEBT	9
RECONCILIATION OF LTM ADJUSTED EBITDA, GROSS DEBT/ LTM ADJUSTED EBITDA AND NET DEBT/LTM ADJUSTED EBITDA METRICS
Adjusted EBITDA	10
LTM Adjusted EBITDA	11
Gross Debt/LTM Adjusted EBITDA and Net Debt/LTM Adjusted EBITDA Metrics	12

RESULTS BY OPERATING BUSINESS SEGMENTS
Exploration and Production (E&P)	13
Refining, Transportation and Marketing	14
Gas and Power	16

GLOSSARY	17

3

CONSOLIDATED RESULTS

The main functional currency of the Petrobras Group is the Brazilian real, which is the functional currency of the parent company and its Brazilian subsidiaries. As the presentation currency of the Petrobras Group is the U.S. dollar, the results of operations in Brazilian reais are translated into U.S. dollars using the average exchange rates prevailing during the period (average exchange rate of R$/US$ 5.23 in Jan-Mar/2022 compared to R$/US$ 5.48 in Jan-Mar/2021).

Key Financial Information

US$ million	Jan-Mar/2022	Jan-Mar/2021	Change (%)
Sales revenues	27,189	15,698	73.2
Cost of Sales	(12,779)	(7,691)	66.2
Gross profit	14,410	8,007	80.0
Income (expenses)	(2,142)	(2,032)	5.4
Consolidated net income attributable to the shareholders of Petrobras	8,605	180	4,680.6
Net cash provided by operating activities	10,308	7,244	42.3
Adjusted EBITDA	14,961	8,906	68.0
Average Brent crude (US$/bbl)	101.40	60.90	66.5
Average Crude Oil sales price (US$/bbl)	93.71	57.32	63.5
Average Domestic basic oil products price (US$/bbl)	104.62	63.82	63.9

US$ million	03.31.2022	12.31.2021	Change (%)
Gross Debt	58,554	58,743	(0.3)
Net Debt	40,072	47,626	(15.9)
Gross Debt/LTM Adjusted EBITDA ratio	1.18	1.35	(12.5)
Net Debt/LTM Adjusted EBITDA ratio	0.81	1.09	(25.7)

Sales Revenues

US$ million	Jan-Mar/2022	Jan-Mar/2021	Change (%)
Diesel	7,483	4,578	63.5
Gasoline	3,725	2,022	84.2
Liquefied petroleum gas (LPG)	1,186	916	29.5
Jet fuel	991	426	132.6
Naphtha	611	331	84.6
Fuel oil (including bunker fuel)	366	335	9.3
Other oil by-products	1,274	878	45.1
Subtotal Oil By-Products	15,636	9,486	64.8
Natural gas	1,723	1,037	66.2
Crude oil	1,761	53	3,222.6
Renewables and nitrogen products	66	13	407.7
Revenues from non-exercised rights	104	67	55.2
Electricity	293	543	(46.0)
Services, agency and others	238	161	47.8
Total domestic market	19,821	11,360	74.5
Exports	6,735	4,137	62.8
Crude oil	4,812	2,801	71.8
Fuel oil (including bunker fuel)	1,885	1,201	57.0
Other oil by-products and other products	38	135	(71.9)
Sales abroad *	633	201	214.9
Total foreign market	7,368	4,338	69.8
Total	27,189	15,698	73.2
* Sales revenues from operations outside of Brazil, including trading and excluding exports.

4

Sales revenues were US$ 27,189 million for the period Jan-Mar/2022, a 73.2% increase (US$ 11,491 million) when compared to US$ 15,698 million for the period Jan-Mar/2021, mainly due to:

(i)	a US$ 6,150 million increase in domestic oil by-products revenues, of which US$ 5,962 million relates to increase in average Brent prices, and US$ 188 million relates to increase in volume; and

(ii)	a US$ 3,719 million increase in crude oil revenues, of which US$ 2,506 million relates to increase in average Brent prices, and US$ 1,213 million related to increase in volume.

Cost of Sales

US$ million	Jan-Mar/2022	Jan-Mar/2021	Change (%)
Raw material, products for resale, materials and third-party services *	(5,761)	(2,660)	116.6
Depreciation, depletion and amortization	(2,562)	(2,239)	14.4
Production taxes	(4,064)	(2,354)	72.6
Employee compensation	(392)	(438)	(10.5)
Total	(12,779)	(7,691)	66.1

* It includes short-term leases and inventory turnover.

Cost of sales was US$ 12,779 million for the period Jan-Mar/2022, an 66.1% increase (US$ 5,088 million) when compared to US$ 7,691 million for the period Jan-Mar/2021, mainly due to:

·	higher acquisition costs of both imported oil and oil by-products due to higher Brent prices;
·	higher production taxes due to higher Brent prices; and
·	higher sales volumes of crude oil and oil by-products.

Income (Expenses)

US$ million	Jan-Mar/2022	Jan-Mar/2021	Change (%)
Selling expenses	(1,178)	(948)	24.3
General and administrative expenses	(299)	(273)	9.5
Exploration costs	(79)	(214)	(63.1)
Research and development expenses	(206)	(117)	76.1
Other taxes	(59)	(106)	(44.3)
Impairment of assets	1	(90)	−
Other income and expenses, net	(322)	(284)	13.4
Total	(2,142)	(2,032)	5.4

Selling expenses were US$ 1,178 million for the period Jan-Mar/2022, a 24.3% increase (US$ 230 million) compared to US$ 948 million for the period Jan-Mar/2021, mainly due to higher volume sold and more expenses related to natural gas, whose contracts were readjusted.

General and administrative expenses were US$ 299 million for the period Jan-Mar/2022, a 9.5% increase (US$ 26 million) compared to US$ 273 million for the period Jan-Mar/2021, mainly due to inflation.

In Jan-Mar/2022, the Company recognized net impairment reversals amounting to US$ 1 million, due to the disposal of drilling rigs which were no longer in use and to the leasing of Termocamaçari thermoelectric plant to third parties. In Jan-Mar/2021, US$ 90 million impairment losses were recognized, mainly due (i) a US$ 122 million loss arising from the decision to discontinue the use of the P-33 platform in the Marlim field, and (ii) a US$ 27 million impairment reversal arising from the decision to use certain equipment that were previously part of platforms P-72 and P-73 in producing fields in the Santos basin.

5

Net finance income (expense)

US$ million	Jan-Mar/2022	Jan-Mar/2021	Change (%)
Finance income	262	122	114.8
Income from investments and marketable securities (Government Bonds)	163	29	462.1
Other income, net	99	93	6.5
Finance expenses	(757)	(1,208)	(37.3)
Interest on finance debt	(530)	(752)	(29.5)
Unwinding of discount on lease liabilities	(290)	(295)	(1.7)
Discount and premium on repurchase of debt securities	(26)	(183)	(85.8)
Capitalized borrowing costs	238	212	12.3
Unwinding of discount on the provision for decommissioning costs	(130)	(189)	(31.2)
Other finance expenses and income, net	(19)	(1)	1800.0
Foreign exchange gains (losses) and indexation charges	1,091	(4,553)	−
Foreign exchange gains (losses)	2,421	(3,442)	−
Reclassification of hedge accounting to the Statement of Income	(1,380)	(1,113)	24.0
Recoverable taxes inflation indexation income	21	13	61.5
Other foreign exchange gains (losses) and indexation charges, net	29	(11)	−
Total	596	(5,639)	−

Net finance income (expense) was an income of US$ 596 million for the period Jan-Mar/2022, an increase of US$ 6,235 million compared to an expense of US$ 5,639 million for the period Jan-Mar/2021, mainly due to:

·	foreign exchange gains of US$ 2,421 million in Jan-Mar/2022, as compared to US$ 3,442 million of losses in Jan-Mar/2021 reflecting a 15.1% valuation of the real/US$ exchange rate in Jan-Mar/2022, reflecting a 15.1% valuation of the real/US$ exchange rate in Jan-Mar/2022 (03/31/2022: R$ 4.74/US$, 12/31/2021 R$ 5.58/US$) compared to a 9.6% devaluation in Jan-Mar/2021 (03/31/2021: R$ 5.70/US$, 12/31/2020: R$ 5.20/US$), which applied to a lower average net liability exposure to the US$ during Jan-Mar/2022 than in Jan-Mar/2021; and
·	lower interest on finance debt of US$ 530 million in Jan-Mar/2022, as compared to US$ 752 million in Jan-Mar/2021, due to a decrease in the amount of our debt.

Income tax expenses

Income tax was an expense of US$ 4,566 million in Jan-Mar/2022, compared to an expense of US$ 319 million in Jan-Mar/2021, mainly due to higher net income before income taxes (US$ 13,214 million of income in Jan-Mar/2022 compared to a US$ 519 million income in Jan-Mar/2021), resulting in nominal income taxes computed based on Brazilian statutory corporate tax rates (34%) of US$ 4,492 million in Jan-Mar/2022 compared to a US$ 176 million in Jan-Mar/2021.

Net Income (loss) attributable to shareholders of Petrobras

Net income (loss) attributable to shareholders of Petrobras was a net income of US$ 8,605 million for the period Jan-Mar/2022, a US$ 8,425 million increase compared to a net income of US$ 180 million for the period Jan-Mar/2021, mainly due to business performance improvement, led by higher oil prices and increased margins.

CAPITAL EXPENDITURES (CAPEX)

Capital expenditures, or CAPEX, is based on the cost assumptions and financial methodology adopted in our strategic plans, which includes acquisition of intangible assets and property, plant and equipment, investment in investees and other items that do not necessarily qualify as cash flows used in investing activities, comprising geological and geophysical expenses, research and development expenses, pre-operating charges, purchase of property, plant and equipment on credit and borrowing costs directly attributable to works in progress.

CAPEX (US$ million)	Jan-Mar/2022	Jan-Mar/2021	Change (%)
Exploration and Production	1,374	1,626	(15.5)
Refining, Transportation & Marketing	252	193	30.5
Gas and Power	94	63	49.2
Corporate and other businesses	48	32	50.0
Total	1,768	1,913	(7.6)

6

We invested a total of US$ 1,768 million in Jan-Mar/2022, of which 77.7% was in the E&P segment, a 7.6% decrease when compared to our Capital Expenditures of US$ 1,913 million in Jan-Mar/2021. In line with our Strategic Plan, our Capital Expenditures were primarily directed toward investment projects in which Management believes are most profitable, relating to oil and gas production.

In Jan-Mar/2022, investments in the E&P segment totaled US$ 1,374 million, mainly concentrated on: (i) the development of ultra-deep water production in the Santos Basin pre-salt complex (US$ 500 million); (ii) development of new projects in deep water (US$ 200 million); and (iii) exploratory investments (US$ 100 million).

7

LIQUIDITY AND CAPITAL RESOURCES

US$ million	Jan-Mar/2022	Jan-Mar/2021
Adjusted Cash and Cash Equivalents at the beginning of the period	11,117	12,370
Government bonds and time deposits with maturities of more than 3 months at the beginning of the period	(650)	(659)
Cash and cash equivalents in companies classified as held for sale at the beginning of the period	13	14
Cash and cash equivalents at the beginning of the period	10,480	11,725
Net cash provided by operating activities	10,308	7,244
Acquisition of PP&E and intangibles assets	(2,376)	(1,650)
Investments in investees	(9)	(2)
Proceeds from disposal of assets – (Divestments)	1,753	201
Financial compensation for the Búzios co-participation agreement	61	−
Dividends received	52	67
Divestment (Investment) in marketable securities	(469)	25
Net cash provided by (used in) investing activities	(988)	(1,359)
(=) Net cash provided by operating and investing activities	9,320	5,885
Proceeds from finance debt	150	54
Repayments of finance debt	(2,058)	(4,142)
Net change in finance debt	(1,908)	(4,088)
Repayment of lease liability	(1,321)	(1,467)
Dividends paid to non-controlling interest	(5)	−
Investments by non-controlling interest	84	(19)
Net cash used in financing activities	(3,150)	(5,574)
Effect of exchange rate changes on cash and cash equivalents	582	(72)
Cash and cash equivalents at the end of the period	17,232	11,964
Government bonds and time deposits with maturities of more than 3 months at the end of the period	1,259	579
Cash and cash equivalents in companies classified as held for sale at the end of the period	(9)	(1)
Adjusted Cash and Cash Equivalents at the end of the period	18,482	12,542

Reconciliation of Free Cash Flow
Net cash provided by operating activities	10,308	7,244
Acquisition of PP&E and intangibles assets	(2,376)	(1,650)
Free Cash Flow *	7,932	5,594

* Free cash flow (FCF) is in accordance with the Shareholder Remuneration Policy, which is the result of the equation: FCF = net cash provided by operating activities less acquisitions of PP&E and intangible assets.

As of March 31, 2022, the balance of Cash and cash equivalents was US$ 17,232 million and Adjusted Cash and Cash Equivalents totaled US$ 18,491 million.

The three-month period ended March 31, 2022 had net cash provided by operating activities of US$ 10,308 million and positive free cash flow of US$ 7,932 million. This level of cash generation, together with proceeds from disposal of assets (divestments) of US$ 1,753 million, financial compensation for the Búzios co-participation agreement of US$ 61 million and proceeds from finance debt of US$ 150 million, were allocated to: (a) debt prepayments and to amortizations of principal and interest due in the period of US$ 2,058 million; (b) repayment of lease liability of US$ 1,321 million; and (c) acquisition of PP&E and intangibles assets of US$ 2,376 million.

The Company repaid several finance debts, in the amount of US$ 2,058 million, notably US$ 679 to repurchase and withdraw global bonds previously issued by the Company in the capital market.

8

CONSOLIDATED DEBT

Debt (US$ million)	03.31.2022	12.31.2021	Change (%)
Capital Markets	21,683	22,031	(1.6)
Banking Market	9,970	9,762	2.1
Development banks	878	769	14.2
Export Credit Agencies	2,708	2,951	(8.2)
Others	182	187	(2.7)
Finance debt	35,421	35,700	(0.8)
Lease liabilities	23,133	23,043	0.4
Gross Debt	58,554	58,743	(0.3)
Adjusted Cash and Cash Equivalents	18,482	11,117	66.2
Net Debt	40,072	47,626	(15.9)
Leverage: Net Debt/(Net Debt + Shareholders' Equity)	30%	41%	(26.8)
Average interest rate (% p.a.)	6.2	6.2	-
Weighted average maturity of outstanding debt (years)	13.22	13.39	(1.3)

In the first quarter of 2022, the Company’s maintained its liability management strategy to improve the debt profile and to adapt to the maturity terms of the Company’s long-term investments.

The cash flow generation and continuous liability management allowed a reduction in our indebtedness. Gross Debt decreased 0.3% (US$ 189 million) to US$ 58,554 million on March 31, 2022 from US$ 58,743 million on December 31, 2021. Gross Debt was lower than the US$ 60,000 million target established for 2022, mainly due to debt prepayments and amortizations.

Net Debt was reduced by 15.9% (US$ 7,554 million), reaching US$ 40,072 million on March 31, 2022, compared to US$ 47,626 million on December 31, 2021.

9

RECONCILIATION OF LTM ADJUSTED EBITDA, GROSS DEBT/ LTM ADJUSTED EBITDA AND NET DEBT/LTM ADJUSTED EBITDA METRICS

LTM Adjusted EBITDA reflects the sum of the last twelve months of Adjusted EBITDA, which is computed by using the EBITDA (net income before net finance income (expense), income taxes, depreciation, depletion and amortization) adjusted by items not considered part of the Company’s primary business, which include results in equity-accounted investments, reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments, results from disposal and write-offs of assets and on remeasurement of investment retained with loss of control, impairment and results from co-participation agreements in bid areas.

LTM Adjusted EBITDA represents an alternative to the company's operating cash generation. This measure is used to calculate the metrics Gross Debt/LTM Adjusted EBITDA and Net Debt/LTM Adjusted EBITDA, to support management’s assessment of liquidity and leverage.

Adjusted EBITDA

US$ million	Jan-Mar/2022	Jan-Mar/2021	Change (%)
Net income (loss)	8,648	200	4224.0
Net finance income (expense)	(596)	5,639	(110.6)
Income taxes	4,566	319	1331.3
Depreciation, depletion and amortization	3,170	2,856	11.0
EBITDA	15,788	9,014	75.1
Results in equity-accounted investments	(350)	(183)	91.3
Impairment	(1)	90	(101.1)
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	-	34	(100.0)
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(476)	(49)	871.4
Adjusted EBITDA	14,961	8,906	68.0
Income taxes	(4,566)	(319)	1331.3
Allowance (reversals) for credit loss on trade and other receivables	21	(15)	(240.0)
Trade and other receivables, net	641	(128)	(600.8)
Inventories	(1,917)	(1,973)	(2.8)
Trade payables	(138)	616	(122.4)
Deferred income taxes, net	1,961	200	880.5
Taxes payable	1,260	977	29.0
Others	(1,915)	(1,020)	87.7
Net cash provided by operating activities – OCF	10,308	7,244	42.3

10

LTM Adjusted EBITDA

	US$ million
	Last twelve months (LTM) at
	03.31.2022	12.31.2021	Apr-Jun/2021	Jul-Sep/2021	Oct-Dec-2021	Jan-Mar/2022
Net income (loss)	28,434	19,986	8,156	5,954	5,676	8,648
Net finance (expense) income	4,731	10,966	(2,019)	4,862	2,484	(596)
Income taxes	12,486	8,239	3,784	1,867	2,269	4,566
Depreciation, depletion and amortization	12,009	11,695	2,822	3,108	2,909	3,170
EBITDA	57,660	50,886	12,743	15,791	13,338	15,788
Results in equity-accounted investments	(1,774)	(1,607)	(1,026)	(291)	(107)	(350)
Impairment	(3,281)	(3,190)	90	(3,098)	(272)	(1)
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	7	41	-	7	-	-
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(2,371)	(1,944)	(57)	(119)	(1,719)	(476)
Results from co-participation agreements in bid areas	(631)	(631)	-	(667)	36	-
Adjusted EBITDA	49,610	43,555	11,750	11,623	11,276	14,961
Income taxes	(12,486)	(8,239)	(3,784)	(1,867)	(2,269)	(4,566)
Allowance (reversals) for credit loss on trade and other receivables	6	(30)	11	(10)	(16)	21
Trade and other receivables, net	(1,306)	(2,075)	(607)	(752)	(588)	641
Inventories	(2,278)	(2,334)	394	(585)	(170)	(1,917)
Trade payables	319	1,073	(276)	510	223	(138)
Deferred income taxes, net	5,819	4,058	3,683	115	60	1,961
Taxes payable	5,161	4,878	1,367	1,161	1,373	1,260
Others	(3,990)	(3,095)	(1,715)	333	(693)	(1,915)
Net cash provided by operating activities – OCF	40,855	37,791	10,823	10,528	9,196	10,308

11

Gross Debt/LTM Adjusted EBITDA and Net Debt/LTM Adjusted EBITDA Metrics

The Gross Debt/LTM Adjusted EBITDA ratio and Net debt/LTM Adjusted EBITDA ratio are important metrics that support our management in assessing the liquidity and leverage of Petrobras Group. These ratios are important measures for management to assess the Company’s ability to pay off its debt, mainly because Gross Debt is a Top Metric of our Strategic Plan 2022-2026.

The following table presents the reconciliation for those metrics to the most directly comparable measure derived from IFRS captions, which is in this case the Gross Debt Net of Cash and Cash Equivalents/Net Cash provided by operating activities ratio:

	US$ million

	03.31.2022	12.31.2021
Cash and cash equivalents	17,223	10,467
Government securities and time deposits (maturity of more than three months)	1,259	650
Adjusted Cash and Cash equivalents	18,482	11,117
Finance debt	35,421	35,700
Lease liability	23,133	23,043
Current and non-current debt - Gross Debt	58,554	58,743
Net debt	40,072	47,626
Net cash provided by operating activities - LTM OCF	40,855	37,791
Income taxes	12,486	8,239
Allowance (reversals) for impairment of trade and other receivables	(6)	30
Trade and other receivables, net	1,306	2,075
Inventories	2,278	2,334
Trade payables	(319)	(1,073)
Deferred income taxes, net	(5,819)	(4,058)
Taxes payable	(5,161)	(4,878)
Others	3,990	3,095
LTM Adjusted EBITDA	49,610	43,555
Gross Debt net of cash and cash equivalents/LTM OCF ratio	1.01	1.28
Gross Debt/LTM Adjusted EBITDA ratio	1.18	1.35
Net debt/LTM Adjusted EBITDA ratio	0.81	1.09

12

RESULTS BY OPERATING BUSINESS SEGMENTS

Exploration and Production (E&P)

Financial information

US$ million	Jan-Mar/2022	Jan-Mar/2021	Change (%)
Sales revenues	19,684	11,666	68.7
Gross profit	12,008	6,432	86.7
Income (Expenses)	(33)	(521)	(93.7)
Operating income	11,975	5,911	102.6
Net income attributable to the shareholders of Petrobras	7,955	3,925	102.7
Average Brent crude (US$/bbl)	101.40	60.90	66.5
Sales price – Brazil
Average Crude oil (US$/bbl)	93.71	57.32	63.5
Production taxes – Brazil	4,068	2,359	72.5
Royalties	2,142	1,190	80.0
Special Participation	1,914	1,160	65.0
Retention of areas	12	9	33.3

[1]

In the period Jan-Mar/2022, the gross profit of E&P segment was US$ 12,008 million, an increase of 86.7% in relation to the period Jan-Mar/2021, due to higher sales revenues, which reflect mainly higher Brent prices.

The operating income of US$ 11,975 million in the period Jan-Mar/2022 was mainly due to the increase in Brent prices and the lower net other expenses, reflecting mainly the gain with sale of Alagoas Cluster and lower exploration costs.

In the period Jan-Mar/2022, the increase in production taxes was caused primarily by the rise in Brent prices, in relation to the Jan-Mar/2021 period.

Operational information

Production in thousand barrels of oil equivalent per day (mboed)	Jan-Mar/2022	Jan-Mar/2021	Change (%)
Crude oil, NGL and natural gas – Brazil	2,757	2,720	1.4
Crude oil and NGL (mbbl/d)	2,231	2,197	1.6
Natural gas (mboed)	526	523	0.6
Crude oil, NGL and natural gas – Abroad	39	45	(13.3)
Total (mboed)	2,796	2,764	1.1

Production of crude oil, NGL and natural gas was 2,796 mboed in the period Jan-Mar/2022, representing a 1.1% increase compared to Jan-Mar/2021, due to the continuity of the ramp up of FPSO Carioca (Sépia field), P-67 (Tupi field), P-68 (Berbigão and Sururu field) and P-70 (Atapu field), partially compensated by natural decline in production, divestments of fields concluded over 2021 and early 2022 and loss caused by maintenance stoppages.

13

Refining, Transportation and Marketing

Financial information

US$ million	Jan-Mar/2022	Jan-Mar/2021	Change (%)
Sales revenues	24,685	13,973	76.7
Gross profit	3,138	2,136	46.9
Income (Expenses)	(537)	(399)	34.6
Operating income	2,601	1,737	49.7
Net income attributable to the shareholders of Petrobras	1,987	1,255	58.3
Average refining cost (US$ / barrel) – Brazil	1.77	1.61	9.9
Average domestic basic oil products price (US$/bbl)	104.62	63.82	63.9

For the period Jan-Mar/2022, Refining, Transportation and Marketing gross profit was US$ 1,002 million higher than in the period Jan-Mar/2021. In Jan-Mar/2022 Brent prices appreciated which resulted in a higher gross profit margin as inventory was purchased earlier, at lower prices, and also due to higher margins of diesel, gasoline, and jet fuel, according to the elevation on international margins.

The operating income for the period Jan-Mar/2022 reflects higher gross profit partially offset by higher expenses mainly due to the higher sales expenses related of fuel oil, and the positive effect of the reversal of taxes expenses provisions through adhering to amnesty programs that occurred in Jan-Mar/21 with no equivalent event in Jan-Mar/22.

The refining cost in the period Jan-Mar/2022 was US$ 1.77/bbl, 9.9% higher than in the period Jan-Mar/2021, due to the effects of a stronger real in comparison to the US dollar and to an increase in maintenance of our refining park in the last period focused on improving the reliability of our industrial operations.

Operational information

Thousand barrels per day (mbbl/d)	Jan-Mar/2022	Jan-Mar/2021	Change (%)
Total production volume	1,726	1,821	(5.2)
Domestic sales volume	1,700	1,667	2.0
Reference feedstock	1,897	2,176	(12.8)
Refining plants utilization factor (%)	87%	82%	6.1
Processed feedstock (excluding NGL)	1,606	1,739	(7.6)
Processed feedstock	1,653	1,782	(7.2)
Domestic crude oil as % of total	93%	92%	1.1

Domestic sales in the period Jan-Mar/2022 were 1,700 mbbl/d, an increase of 2.0% compared to Jan-Mar/2021, mainly due to the growth in Gasoline and Jet Fuel sales between periods, partially offset by lower sales of Diesel, Liquefied Petroleum Gas and Fuel Oil.

Gasoline sales grew 17.3% due to the increase in the share of gasoline over hydrated ethanol in flex-fuel vehicles since the price relationship led consumer’s preference for the former, and to the negative effect of COVID-19 on sales in the period Jan-Mar/2021, resulting from the restrictive measures associated with the pandemic.

Jet Fuel sales increased 33.4% mainly due to the negative effect of COVID-19 on the aviation market in the period Jan-Mar/2021, resulting from the restrictive measures associated with the pandemic.

Diesel and Liquefied Petroleum Gas had 2.1% and 11.9% reduction in sales volume in Jan-Mar/2022, respectively, compared to Jan-Mar/2021, mainly due the impact of the divestment of the RLAM refinery on November 30, 2021. Fuel Oil sales decreased 33.7% due to lower demand for thermoelectric generation and due the impact of the divestment of RLAM refinery.

Total production of oil products for the period Jan-Mar/2022 was 1,726 mbbl/d, 5.2% below Jan-Mar/2021. Even though we have had a reduction in the volume produced due to the divestment of RLAM, it was partially compensated by increased output of our main refineries.

Processed feedstock for the period Jan-Mar/2022 was 1,653 mbbl/d, with a utilization factor of 87%, 6.1% above Jan-Mar/2021.

14

Gas and Power

Financial information

US$ million	Jan-Mar/2022	Jan-Mar/2021	Change (%)
Sales revenues	3,365	2,208	52.4
Gross profit	480	876	(45.2)
Income (expenses)	(889)	(746)	19.2
Operating income (loss)	(409)	130	-
Net income (loss) attributable to the shareholders of Petrobras	(267)	104	-
Average natural gas sales price – Brazil (US$/bbl)	55.85	34.04	64.1

In Jan-Mar/2022, the gross profit of the Gas and Power segment was US$480 million, a decrease of 45.2% when compared to Jan-Mar/2021, mainly due to the increase in the gas acquisition costs, partially offset by higher average price of the natural gas sales portfolio, due to the increase in the Brent oil price and higher prices of new sales contracts in the non-thermoelectric segment.

In Jan-Mar/2022, despite the efforts to rebalance the natural gas portfolio, the operating loss was US$ 409 million, compared to an operating profit in Jan-Mar/2021, mainly due to lower gross profit and higher sales expenses, resulting from the annual adjustment of natural gas transportation tariffs.

Operational information

	Jan-Mar/2022	Jan-Mar/2021	Change (%)
Sale of Thermal Availability at Auction (ACR)- Average MW	2,056	2,465	(16.6)
Electricity generation - average MW	1,765	2,864	(38.4)
National gas delivered - million m³/day	37	43	(14.0)
Regasification of liquefied natural gas - million m³/day	10	19	(47.4)
Import of natural gas from Bolivia - million m³/day	20	20	-
Natural gas sales and for internal consumption - million m³/day	66	81	(18.5)

In Jan-Mar/2022, electricity generation was 1,765 MW on average, a reduction of 38.4% compared to In Jan-Mar/2021, mainly due to the increase in the levels of hydroelectric plants reservoirs, which reduces demand for the electricity generated by the Gas and Power segment. Also, in the same period of comparison, there was a 16.6% reduction in the sales volume of thermal availability at auction, mainly due to the divestment of fuel oil plants in the Northeast in Jan-Mar/2022.

On the supply side, the delivery of domestic gas was reduced to 37 MM m³/day, mainly because of the expiration of the terms of Petrobras' purchase contracts with partners and third parties, which began to sell their gas directly to their customers, and also due to divestments in E&P in the Northeast. Additionally, there was a reduction of 9 MMm³/day in LNG regasification volumes, primarily due to lower gas demand for thermoelectric plants.

15

GLOSSARY

ACL - Ambiente de Contratação Livre (Free contracting market) in the electricity system.

ACR - Ambiente de Contratação Regulada (Regulated contracting market) in the electricity system.

Adjusted Cash and Cash equivalents - Sum of cash and cash equivalents, government bonds and time deposits from highly rated financial institutions abroad with maturities of more than 3 months from the date of acquisition, considering the expected realization of those financial investments in the short-term. This measure is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with IFRS. It may not be comparable to adjusted cash and cash equivalents of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Adjusted EBITDA Net income plus net finance income (expense); income taxes; depreciation, depletion and amortization; results in equity-accounted investments; impairment; reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments; results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control; and results from co-participation agreements in bid areas. Adjusted EBITDA is not a measure defined by IFRS and it is possible that it may not be comparable to similar measures reported by other companies. However, management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

ANP - Brazilian National Petroleum, Natural Gas and Biofuels Agency.

Capital Expenditures – Capital expenditures based on the cost assumptions and financial methodology adopted in our Business and Management Plan, which include acquisition of PP&E, including expenses with leasing, intangibles assets, investment in investees and other items that do not necessarily qualify as cash flows used in investing activities, primarily geological and geophysical expenses, research and development expenses, pre-operating charges, purchase of property, plant and equipment on credit and borrowing costs directly attributable to works in progress.

CTA – Cumulative translation adjustment – The cumulative amount of exchange variation arising on translation of foreign operations that is recognized in Shareholders’ Equity and will be transferred to profit or loss on the disposal of the investment.

EBITDA - net income before net finance income (expense), income taxes, depreciation, depletion and amortization. EBITDA is not a measure defined by IFRS and it is possible that it may not be comparable to similar measures reported by other companies. However, management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Effect of average cost in the Cost of Sales – In view of the average inventory term of 60 days, the crude oil and oil products international prices movement, as well as foreign exchange effect over imports, production taxes and other factors that impact costs, do not entirely influence the cost of sales in the current period, having their total effects only in the following period.

Free Cash Flow - Net cash provided by operating activities less acquisition of PP&E and intangibles assets (except for signature bonus, including the bidding for oil surplus of the Transfer of Rights Agreement, paid for obtaining concessions for exploration of crude oil and natural gas). Free cash flow is not defined under the IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents calculated in accordance with IFRS. It may not be comparable to free cash flow of other companies. However, management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Gross Debt – Sum of current and non-current finance debt and lease liability, this measure is not defined under the IFRS.

Leverage – Ratio between the Net Debt and the sum of Net Debt and Shareholders’ Equity. Leverage is not a measure defined in the IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity.

Lifting Cost - Crude oil and natural gas lifting cost indicator, which considers expenditures occurred in the period.

LTM Adjusted EBITDA – Adjusted EBITDA for the last twelve months.

OCF - Net Cash provided by (used in) operating activities (operating cash flow)

Operating income (loss) - Net income (loss) before finance income (expense), results in equity-accounted investments and income taxes.

Net Debt – Gross Debt less Adjusted Cash and Cash Equivalents. Net debt is not a measure defined in the IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS. Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

Results by Business Segment – The information by the company's business segment is prepared based on available financial information that is directly attributable to the segment or that can be allocated on a reasonable basis, being presented by business activities used by the Executive Board to make resource allocation decisions and performance evaluation.

When calculating segmented results, transactions with third parties, including jointly controlled and associated companies, and transfers between business segments are considered. Transactions between business segments are valued at internal transfer prices calculated based on methodologies that take into account market parameters, and these transactions are eliminated, outside the business segments, for the purpose of reconciling the segmented information with the consolidated financial statements of the company.

16

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 20, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer